UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)1

China Security & Surveillance Technology, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

16942J105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)
________________________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 16942J105	Page 2 of 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trustees of General Electric Pension Trust I.R.S. # 14-6015763

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,013,855

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

2,013,855

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,013,855

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.26% (5.29% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in the Introductory Note))2

12.	TYPE OF REPORTING PERSON *

EP

2	This percentage is based on 89,290,406 shares of Common Stock outstanding as of October 22, 2010, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010.

Page 2 of 8 Pages

CUSIP No. 16942J105	Page 3 of 8

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Asset Management Incorporated, as Investment Manager of GEPT (as defined below) and as Investment Adviser to certain other entities and accounts
I.R.S. # 06-1238874

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5.	SOLE VOTING POWER

NUMBER OF		2,709,616

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,013,855

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,709,616

WITH:	8.	SHARED DISPOSITIVE POWER

		2,013,855

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,723,471

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.29%3

12.	TYPE OF REPORTING PERSON *

	IA, CO

3	This percentage is based on 89,290,406 shares of Common Stock outstanding as of October 22, 2010, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010.

Page 3 of 8 Pages

CUSIP No. 16942J105	Page 4 of 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. # 14-0689340

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		Disclaimed (see 9 below)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Disclaimed (see 9 below)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Disclaimed (see 9 below)

WITH:	8.	SHARED DISPOSITIVE POWER

Disclaimed (see 9 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclaimed by General Electric Company

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☒ Disclaimed (see 9 above)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Not Applicable (see 9 above)

12.	TYPE OF REPORTING PERSON *

CO

* SEE INSTRUCTIONS BEFORE FILING OUT!

Page 4 of 8 Pages

CUSIP No. 16942J105	Page 5 of 8

INTRODUCTORY NOTE:  This Statement on Schedule 13G is filed on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”) and the Trustees of General Electric Pension Trust, a New York common law trust (“GEPT”) (the “Schedule 13G”).  GEAM is a registered investment adviser and acts as Investment Manager of GEPT and as Investment Adviser to certain other entities and accounts.  GEAM may be deemed to be the beneficial owner of 2,013,855 shares of Common Stock of China Security & Surveillance Technology, Inc. (the “Issuer”) owned by GEPT and of 2,709,616 shares of Common Stock of the Issuer owned by such other entities and accounts.  GEAM and GEPT each expressly disclaim that they are members of a “group.”  GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

Item 1(a)	Name of Issuer

China Security & Surveillance Technology, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Office

13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian District, Shenzhen, China 518034

Item 2(a)	Name of Person Filing

Trustees of General Electric Pension Trust (see Schedule II)

GE Asset Management Incorporated as Investment Manager of GEPT and as Investment Adviser to certain entities and accounts

General Electric Company

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of the principal offices of GEPT and GEAM is 3001 Summer Street, Stamford, Connecticut 06904.  The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

Item 2(c)	Citizenship

Trustees of General Electric Pension Trust - New York common law trust

GE Asset Management Incorporated - Delaware corporation

General Electric Company - New York corporation

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

16942J105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o)

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c)

Page 5 of 8 Pages

CUSIP No. 16942J105	Page 6 of 8

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c)

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (U.S.C.80a-8)

(e) ☐	An Investment Adviser in accordance with §240.13-1(b)(1)(ii)(E)

(f) ☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g) ☐	A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(1)(ii)G)

(h) ☐	A Savings Association as defined in Section 3(b) of the federal Deposit Insurance Act (U.S.C. 1813)

(i) ☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4	Ownership

	GEPT	GEAM	GE
(a) Amount beneficially owned	2,013,855	4,723,471	Disclaimed
(b) Percent of class	2.26%	5.29%	Disclaimed
(c) No. of shares to which person has
(i) sole power to vote or direct the vote	None	2,709,616	Disclaimed
(ii) shared power to vote or direct the vote	2,013,855	2,013,855	Disclaimed
(iii) sole power to dispose or to direct disposition	None	2,709,616	Disclaimed
(iv) shared power to dispose or to direct disposition	2,013,855	2,013,855	Disclaimed

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Page 6 of 8 Pages

CUSIP No. 16942J105	Page 7 of 8

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

See Introductory Note above

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

Not Applicable

Page 7 of 8 Pages

CUSIP No. 16942J105	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               February 14, 2011

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ James W. Ireland III
Name: James W. Ireland III
Title: Vice President

Page 8 of 8 Pages

  Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of China Security & Surveillance Technology, Inc. is being filed on behalf of each of the undersigned.

Date:               February 14, 2011

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ James W. Ireland III
Name: James W. Ireland III
Title: Vice President

  Schedule II

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

3001 Summer Street, P.O. Box 7900
Stamford, Connecticut 06904

The names of the Trustees of General Electric Pension Trust are as follows:

Jay W. Ireland, III

Paul M. Colonna

Michael T. Cosgrove

Ralph R. Layman

Matthew J. Simpson

Donald W. Torey

John J. Walker

David W. Wiederecht

Tracie A. Winbigler